UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TELEMAR APPOINTS NEW CHIEF FINANCIAL OFFICER

Rio de Janeiro, March 29, 2006 — Tele Norte Leste Participações S.A. (NYSE: TNE; Bovespa: TNLP3, TNLP4) and Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) announce that José Luis Magalhães Salazar was elected today as the new Chief Financial Officer and Investor Relations Officer.

Mr. Salazar, having joined the Company in February 1999 as Treasury Director at TNE, has a sound knowledge of the telecom sector in Brazil and of Telemar. He was appointed Chief Financial Officer of Oi at its inception in 2001, and in 2003 he assumed the role as Sales Director for the Telemar Group. Mr. Salazar has participated in the evolution of Telemar, from a company offering only basic fixed line voice services through to its current offering of a large variety of telecommunication services.

He was most recently working as Revenue and Interconnection Director responsible for billing, accounts receivable and revenue assurance for the entire Telemar Group.

An economist by training, he previously had worked as Treasury Director at Globopar, Financial Manager at Brahma (AMBEV) and as a Financial Analyst at Aracruz Celulose.

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TELEMAR – INVESTOR RELATIONS

For more information, please contact: TNE – INVESTOR RELATIONS Email: invest@telemar.com.br
Roberto Terziani - 55 (21) 3131-1208 Carlos Lacerda - 55 (21) 3131-1314 Fax: 55 (21) 3131-1155	GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416 Fax: 1-646-284-9494